Exhibit 99.1

ITURAN PRESENTS ITS SECOND QUARTER 2023 RESULTS

Record revenue contributed from recent strong subscriber growth
Net subscriber growth in Q2 2023 of 47,000

AZOUR, Israel – August 15, 2023 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the second quarter of 2023.

Highlights of the Second Quarter of 2023

•	Net subscriber growth of 47,000: net increase in aftermarket of 45,000 and net increase in OEM of 2,000;
•	Record revenue of $81.6 million, an increase of 11% year-over-year;
•	Net income of $12.2 million, an increase of 40% year-over-year;
•	EBITDA of $21.8 million, up 12% year-over-year;
•	Generated $17.5 million in quarterly operating cash flow;
•	Declared dividend of $3.0 million and continued share buy-back program totaling $3.5 million in the quarter;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with the results of the second quarter of 2023, especially with our highest level of quarterly revenue in our history and highest net income and EBITDA levels in over four years. The solid results are due to the accelerated subscriber growth we have seen in recent quarters which has contributed to our strong results. Furthermore, even given this strong growth, we have been able to continue to demonstrate very strong cash generation, reporting our highest ever operating cash flow in a six month period of almost $35 million.”

“As our recent partnership with Santander Bank demonstrates, we are experiencing growing interest for our value-added telematic services from the car financing sector in Latin America. Our strong momentum adds to our optimism for continued growth in the coming quarters and we expect that the positive trends will continue through 2023 and beyond.”

Second Quarter 2023 Results

Revenues for the second quarter of 2023 were a record $81.6 million, an increase of 11% compared with revenues of $73.4 million in the second quarter of 2022. The appreciation of the US dollar over the past year, versus the local currencies in the various geographies in which Ituran operates impacted the revenues as reported in US dollars. In local currency terms, second quarter revenue grew by 15% compared with that of the second quarter of last year.

72% of revenues were from location-based service subscription fees and 28% were from product revenues.

Revenues from subscription fees were a record $59.2 million, an increase of 13% over the second quarter 2022 revenues. In local currency terms, second quarter subscription fee revenue grew by 17% compared with that of the second quarter of last year.

The subscriber base amounted to 2,162,000 as of June 30, 2023. This represents an increase of 47,000 net over that of the end of the prior quarter, and a net increase of 190,000 year-over-year. During the quarter, there was an increase of 45,000 net in the aftermarket subscriber base and an increase of 2,000 net in the OEM subscriber base.

Product revenues were $22.5 million, an increase of 7% compared with that of the second quarter of last year.

Gross profit for the quarter was $38.7 million (47.4% of revenues), a 14% increase compared with gross profit of $33.8 million (46.1% of revenues) in the second quarter of last year.

The gross margin in the quarter on subscription revenues was 57.3%, compared with 56.8% in the second quarter of last year. The gross margin on products was 21.0% in the quarter, compared with 19.6% in the second quarter of last year.

Operating income for the quarter was $16.6 million (20.4% of revenues), an increase of 15% compared with an operating income of $14.4 million (19.7% of revenues) in the second quarter of last year. In local currency terms, second quarter operating income grew by 18% compared with that of the second quarter of last year.

EBITDA for the quarter was $21.8 million (26.7% of revenues), an increase of 12% compared with EBITDA of $19.4 million (26.5% of revenues) in the second quarter of last year. In local currency terms, second quarter EBITDA grew by 15% compared with that of the second quarter of last year.

Financial income for the quarter was $0.3 million, compared with financial expenses of $1.4 million in the second quarter of last year. In the second quarter of last year, there was a financial loss due to the devaluation of SaverOne, an early-stage public company in which Ituran holds equity.

Net income for the second quarter of 2023 was $12.2 million (15.0% of revenues) or diluted earnings per share of $0.61, an increase of 40% compared to $8.7 million (11.9% of revenues) or diluted earnings per share of $0.43 in the second quarter of last year. In local currency terms, second quarter net income grew by 44% compared with that of the second quarter of last year.

Cash flow from operations for the second quarter of 2023 was $17.5 million.

On the balance sheet, as of June 30, 2023, the Company had cash, including marketable securities, of $34.5 million and debt of $4.5 million, amounting to a net cash position of $30.0 million. This is compared with cash, including marketable securities, of $28.2 million and debt of $12.2 million, amounting to a net cash position of $16.0 million, as of the end of 2022.

Dividend

For the second quarter of 2023, a dividend of $3.0 million was declared.

Buy Back

On August 23, 2022, Ituran announced that its Board of Directors made the decision to continue executing on the $19 million remainder of a $25 million share buy-back program that was announced in 2019. On February 23, 2023, the Board of Directors made the decision to increase the buy-back program by a further $10 million. As of June 30, 2023, there is remaining under the buy-back program $8.6 million.

In the second quarter, under the program, Ituran purchased 156,138 shares for a total of $3.5 million.

Share repurchases, were funded by available cash and repurchases of Ituran's ordinary shares under SEC Rule10b-18 terms.

Conference Call Information

The Company will also be hosting a conference call later today, August 15, 2023 at 10am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,700 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2023

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2023

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2023	2022
	(unaudited)

Current assets
Cash and cash equivalents	34,205	27,850
Investments in marketable securities	257	316
Accounts receivable (net of allowance for doubtful accounts)	47,909	45,821
Other current assets	56,056	48,156
Inventories	28,048	28,509
	166,475	150,652

Non- Current investments and other assets
Investments in affiliated companies	763	1,188
Investments in other companies	1,839	1,779
Other non-current assets	3,762	3,129
Deferred income taxes	12,849	11,400
Funds in respect of employee rights upon retirement	15,537	15,146
	34,750	32,642

Property and equipment, net	44,528	45,598

Operating lease right-of-use assets, net	7,994	9,905

Intangible assets, net	11,043	12,620

Goodwill	39,328	39,510

Total assets	304,118	290,927

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	June 30,	December 31,
(in thousands)	2023	2022
	(unaudited)
Current liabilities
Credit from banking institutions	4,143	11,845
Accounts payable	23,224	21,937
Deferred revenues	25,466	21,783
Other current liabilities	40,846	37,407
	93,679	92,972

Non- Current liabilities
Long term loan	309	345
Liability for employee rights upon retirement	21,799	21,224
Deferred income taxes	1,395	1,534
Deferred revenues	14,335	13,036
Others non-current liabilities	1,983	2,071
Operating lease liabilities, non-current	4,975	6,886
	44,796	45,096

Stockholders’ equity	159,303	145,797
Non-controlling interests	6,340	7,062
Total equity	165,643	152,859

Total liabilities and equity	304,118	290,927

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenues:
Telematics services	114,963	102,540	59,186	52,314
Telematics products	46,154	42,920	22,459	21,074
	161,117	145,460	81,645	73,388

Cost of revenues:
Telematics services	48,642	44,739	25,250	22,607
Telematics products	37,124	33,627	17,733	16,950
	85,766	78,366	42,983	39,557

Gross profit	75,351	67,094	38,662	33,831
Research and development expenses	8,354	8,131	4,216	3,991
Selling and marketing expenses	6,606	6,580	3,283	3,456
General and administrative expenses	27,716	23,698	14,443	11,986
Other income (expense), net	118	(118)	75	(39)
Operating income	32,557	28,803	16,645	14,437
Other expense, net	(3)	-	(24)	-
Financing income (expense), net	154	(3,938)	349	(1,373)
Income before income tax	32,708	24,865	16,970	13,064
Income tax expenses	(7,220)	(5,918)	(3,801)	(3,454)
Share in losses of affiliated companies, net	(627)	(121)	(261)	(78)
Net income for the period	24,861	18,826	12,908	9,532
Less: Net income attributable to non-controlling interest	(1,257)	(1,359)	(659)	(794)
Net income attributable to the Company	23,604	17,467	12,249	8,738

Basic and diluted earnings per share attributable to Company’s stockholders	1.17	0.85	0.61	0.43

Basic and diluted weighted average number of shares outstanding (in thousands)	20,158	20,497	20,118	20,460

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands)	2023	2022	2023	2022
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income for the period	24,861	18,826	12,908	9,532
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	10,051	9,893	5,146	4,986
Loss (gain) in respect of trading marketable securities	(53)	3,772	(54)	1,422
Increase in liability for employee rights upon retirement	1,590	1,072	729	154
Share in losses of affiliated companies, net	627	121	261	78
Deferred income taxes	(1,394)	142	(791)	(15)
Capital loss (gain) on sale of property and equipment, net	46	(295)	53	(233)
Increase in accounts receivable	(2,952)	(5,051)	(172)	(1,366)
Increase in other current assets	(6,975)	(6,251)	(2,399)	(3,225)
Decrease (increase) in inventories	(609)	(3,995)	(450)	755
Increase (decrease) in accounts payable	939	255	(2,726)	(956)
Increase (decrease) in deferred revenues	5,227	541	2,498	(1,305)
Increase (decrease) in other current and non-current liabilities	3,544	(1,228)	2,504	1,025
Net cash provided by operating activities	34,902	17,802	17,507	10,852
Cash flows from investment activities
Decrease (increase) in funds in respect of employee rights upon retirement, net of withdrawals	(1,160)	(373)	(777)	19
Capital expenditures	(6,282)	(14,718)	(3,379)	(8,596)
Investments in affiliated and other companies	(607)	(600)	(312)	(223)
Repayment of (Investments in) long term deposit	(45)	130	(45)	152
Sale of (investment in) marketable securities	99	(103)		(103)
Proceeds from sale of property and equipment	58	783	40	573
Net cash used in investment activities	(7,937)	(14,881)	(4,473)	(8,178)
Cash flows from financing activities
Short term credit from banking institutions, net	185	(99)	(954)	(50)
Repayment of long term loan	(7,907)	(8,223)	(3,765)	(4,046)
Dividend paid	(5,617)	(5,766)	(2,820)	(2,875)
Purchase of treasury shares	(4,717)	(3,446)	(3,517)	(3,446)
Dividend paid to non-controlling interest	(1,687)	-	(892)	-
Net cash used in financing activities	(19,743)	(17,534)	(11,948)	(10,417)
Effect of exchange rate changes on cash and cash equivalents	(867)	(3,022)	(157)	(2,840)
Net increase (decrease) in cash and cash equivalents	6,355	(17,635)	929	(10,583)
Balance of cash and cash equivalents at beginning of the period	27,850	50,306	33,276	43,254
Balance of cash and cash equivalents at end of the period	34,205	32,671	34,205	32,671

In May 2023, the Company declared a dividend in an amount of US$ 3 million. The dividend was paid in July 2023.

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